Exhibit 99.1

Bona Film Group Chairman Purchases 1.5 Million Common Shares at a Premium

BEIJING — April 2, 2012 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that its Founder, Chairman and CEO Yu Dong has signed a purchase agreement with Sequoia Funds to acquire 1.5 million shares, or 3,000,000 ADSs of the private equity group’s holdings in the Company on March 30, 2012.  Mr. Yu paid $11 per share, or $5.50 per ADS, a premium of approximately 5.6% over the closing price of Bona ADSs on March 30, 2012.

“Bona is coming off of an extremely strong 2011 in which we more than doubled revenue and grew non-GAAP net income nearly 70%.  We have a clear growth strategy on which we are executing, and are poised to deliver continued strong growth in 2012 as China’s film industry continues to develop. My personal purchase of these shares reflects my confidence in the soundness of our business fundamentals and my excitement about the opportunities that lie ahead.  In addition, I believe this purchase indicates my belief in the potential of our Company, my commitment to its success and to increasing shareholder value,” stated Mr. Yu.

Following the close of this transaction, Mr. Yu will own a total of 12,764,818 shares, representing a 42.0% holding in the Company, and Sequoia Funds will own 1,646,362 shares, or 5.42% of the shares outstanding.

Sequoia Funds refers to Sequoia Capital China I L.P., Sequoia Capital China Partners Fund I L.P., Sequoia Capital China Principals Fund I L.P. and their affiliates.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twelve movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:

Ms. Lei Wang

Bona Film Group Limited

Tel: +86-10-5928-3663-264

Email: ir@bonafilm.cn

Wendy Sun

The Piacente Group, Inc.

Investor Relations

Tel: +86 10-6590-7991

Email: bona@tpg-ir.com

In the U.S.:

The Piacente Group, Inc.
Investor Relations
Brandi Floberg or Lee Roth
Tel: (212) 481-2050
Email: bona@tpg-ir.com